Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCO

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

DENISON COMPLETES CAD$20M BOUGHT DEAL PRIVATE PLACEMENT

OF COMMON AND FLOW-THROUGH SHARES

Toronto, ON – March 9, 2017 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML)(NYSE MKT: DNN) is pleased to announce that it has completed its previously announced private placement offering (the “Offering”) of ordinary common shares and common shares issued on a “flow-through” basis pursuant to the Income Tax Act (Canada) (“Flow-Through Shares”).

The Company issued 5,790,000 common shares (the “Common Shares”) at a price of CAD$0.95 per Common Share, 8,482,000 Flow-Through Shares, at a price of CAD$1.12 per Flow-Through Share (the “Tranche A Flow-Through Shares”), and a further 4,065,000 Flow-Through Shares at a price of CAD$1.23 per Flow-Through Share (the “Tranche B Flow-Through Shares”, together with the Common Shares and the Tranche A Flow-Through Shares, the “Securities”), for total gross proceeds of CAD$20,000,290.

The Securities were issued through a syndicate of underwriters led by Paradigm Capital Inc. and including Cormark Securities Inc., TD Securities Inc. and Eight Capital (together, the “Underwriters”). The Securities are subject to a four-month hold period, which will expire on July 10, 2017.

The Company has agreed to use the gross proceeds realized from the sale of the Tranche A Flow-Through Shares and Tranche B Flow-Through Shares for “Canadian exploration expenses” (within the meaning of the Income Tax Act (Canada)) and anticipates using the gross proceeds for expenses related to the Company’s uranium mining exploration projects in Saskatchewan – including the Company’s flagship Wheeler River project, located in the infrastructure rich eastern portion of the Athabasca Basin. The Company has agreed to renounce such Canadian exploration expenses with an effective date of no later than December 31, 2017.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”), within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking statements pertaining to the anticipated use of proceeds of the Offering and the Company’s exploration activities and plans and objectives.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Management Discussion & Analysis dated March 8, 2017. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or resold in the United States.

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